Mail Stop 3561

December 22, 2008

Ms. Colette Kim
Chief Executive Officer
Equity Ventures Group, Inc.
1314 E. Las Olas Blvd. Suite 1030
Fort Lauderdale, FL 33301

> **Re: Equity Ventures Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 11, 2008**
> **File No. 000-50868**

Dear Ms. Kim:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.   Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.   Please note that, based on the issues raised in our comments below, you may only need to file an abbreviated Form 10-K/A.

Item 8A. Controls and Procedures

Disclosure Controls and Procedures, page 5

2.   We note that your management has concluded that disclosure controls and
        procedures were effective as of the end of the fiscal year. Please tell us how
        management's failure to provide the disclosures required by paragraphs (a)(1) and
        (a)(4) of Item 308T of Regulation S-K noted in our comments below impacts the
        conclusion regarding the effectiveness of your disclosure controls and procedures.
        If you continue to conclude that your disclosure controls and procedures were
        effective, tell us about the factors you considered to support management's
        conclusion. If you conclude that your disclosure controls and procedures were
        ineffective, revise to indicate this conclusion and disclose your plan to remedy
        this deficiency.

Management's Report on Internal Control over Financial Reporting, page 5

3.   Please revise to include a statement of management's responsibility for
        establishing and maintaining adequate internal controls over financial reporting in
        accordance with Item 308T(a)(1) of Regulation S-K.

4.   Please amend your Form 10-KSB to provide a statement in substantially the
        following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows:
        "This annual report does not include an attestation report of the company's
        registered public accounting firm regarding internal control over financial
        reporting. Management's report was not subject to attestation by the company's
        registered public accounting firm pursuant to temporary rules of the Securities
        and Exchange Commission that permit the company to provide only
        management's report in this annual report." In addition, please note that the
        addition of this disclosure may impact your independent accountant's report on
        your financial statements.

Section 302 Certifications

5.   Considering you will be amending your filing on Form 10-K, please note that
        your certifications will have to be revised to replace the term "small business
        issuer" with "registrant" in all instances. Further, we note your Section 302
        certifications provided with your Forms 10-Q for the periods ended March 31,
        2008, June 30, 2008 and September 30, 2008 have this same issue. Please
        confirm that in future filings you will revise your Section 302 certifications to
        comply.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact William J. Kearns, Staff Accountant, at (202) 551-3727 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have any questions.

        Sincerely,

        Tia Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Health Care Services